Exhibit 99.2
Notice of Annual General Meeting dated May 2, 2009

INFOSYS TECHNOLOGIES LIMITED
Electronics City, Hosur Road
Bangalore 560 100, India
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362
www.infosys.com

May 2, 2009

Dear member,

You are cordially invited to attend the twenty-eighth Annual General Meeting of the members to be held on Saturday, June 20, 2009 at 3.00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India.

The Notice for the meeting, containing the business to be transacted, is enclosed herewith.

If you need special assistance at the Annual General Meeting because of a disability, please contact :

Charles Henry Hawkes, Vice President – Facilities, Infosys Technologies Limited, Electronics City, Bangalore 560 100, Karnataka, India (Tel. : 91 80 2852 0261 Extn. : 2250, Mobile : 91 98450 15990).

Very truly yours,

N. R. Narayana Murthy
Chairman and Chief Mentor

Encl. : Notice

Notice

Notice is hereby given that the twenty-eighth Annual General Meeting (AGM) of the members of Infosys Technologies Limited will be held on Saturday, June 20, 2009, at 3.00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, to transact the following business :

Ordinary business

Item no. 1 – Adoption of accounts

To receive, consider and adopt the Balance Sheet as at March 31, 2009, the Profit and Loss account for the year ended on that date and the Report of the Directors and the Auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend for the financial year ended March 31, 2009.

Item no. 3 – Re-appointment of Deepak M. Satwalekar

To appoint a Director in place of Deepak M. Satwalekar, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 4 – Re-appointment of Dr. Omkar Goswami

To appoint a Director in place of Dr. Omkar Goswami, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 5 – Re-appointment of Rama Bijapurkar

To appoint a Director in place of Rama Bijapurkar, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 6 – Re-appointment of David L. Boyles

To appoint a Director in place of David L. Boyles, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 7 – Re-appointment of Prof. Jeffrey S. Lehman

To appoint a Director in place of Prof. Jeffrey S. Lehman, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 8 – Appointment of Statutory Auditors

To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration and to pass the following resolution thereof :

"Resolved that M/s. B S R & Co., Chartered Accountants, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting to the conclusion of the next Annual General Meeting on such remuneration as may be determined by the Board of Directors in consultation with the Auditors, which remuneration may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors."

Special business

Item no. 9 – Appointment of K. V. Kamath as a Director, liable to retire by rotation.

To consider and if thought fit, to pass with or without modification(s), the following resolution as ordinary resolution.

"Resolved that K. V. Kamath, who was appointed as an Additional Director of the Company and who holds office until the date of the Annual General Meeting, pursuant to Section 260 of the Companies Act, 1956, and Article 114 of the Articles of Association of the Company, and in respect of whom the Company has received a notice from a member under Section 257 of the Companies Act, 1956, proposing his candidature, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

Registered office :
Electronics City
Hosur Road
Bangalore 560 100
India

by order of the Board of Directors
for Infosys Technologies Limited

Parvatheesam K
Company Secretary

Bangalore
May 2, 2009

Notes

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE GENERAL MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE IN THE MEETING AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.
2. The instrument appointing the proxy must be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.
3. Members / proxies should bring duly-filled Attendance Slips sent herewith to attend the meeting.
4. The Register of Directors' shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the AGM.
5. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.
6. The Register of Members and Share Transfer Books will remain closed from June 6, 2009 to June 20, 2009 (both days inclusive).
7. The certificate from the Auditors of the Company certifying that the Company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999, and in accordance with the resolution of the members passed at the general meeting will be available for inspection by the members at the AGM.
8. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 20, 2009 to those members whose names appear on the Register of Members as on June 5, 2009.
9. Members whose shareholding is in the electronic mode are requested to direct change of address notifications and updations of savings bank account details to their respective Depository participants. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.
10. Members are requested to address all correspondences, including dividend matters, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Plot No. 17 to 24, Near Image Hospital, Vittalrao Nagar, Madhapur 414, Hyderabad 500081, India.
11. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Parvatheesam K., Company Secretary, at the Company's registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund.
12. Infosys is concerned about the environment and utilizes natural resources in a sustainable way. We request you to update your email address with your depository participant for us to send you the quarterly reports via email. Your cooperation will help conserve paper and minimize the impact on the environment.

Explanatory statement under Section 173 (2) of the Companies Act, 1956

Item no. 9

K. V. Kamath was co-opted as an Additional Director of the Company with effect from May 2, 2009, pursuant to Section 260 of the Companies Act, 1956, read with Article 114 of the Articles of Association of the Company. K. V. Kamath holds office of Director up to the date of the Annual General Meeting. The Company has received notice in writing from a member along with a deposit of Rs. 500/- proposing the candidature of K. V. Kamath for the office of Director under the provisions of Section 257 of the Companies Act, 1956. None of the Directors of the Company other than K. V. Kamath are interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 9 for the approval of the members.

Registered office :
Electronics City
Hosur Road
Bangalore 560 100
India

Bangalore
May 2, 2009

by order of the Board of Directors
for Infosys Technologies Limited

Parvatheesam K.
Company Secretary

Additional information on directors recommended for appointment or seeking re-appointment at the Annual General Meeting



Deepak M. Satwalekar

Profile and expertise in specific functional areas

Deepak M. Satwalekar was the Managing Director and CEO of HDFC Standard Life Insurance Company Limited. Before that, he served as the Managing Director of the Housing Development Finance Corporation (HDFC) since 1993. He has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID) and the United Nations Centre for Human Settlements (HABITAT).

Deepak is a recipient of the 'Distinguished Alumnus Award' from the Indian Institute of Technology, Bombay. He is on the Advisory Council of IIT Bombay and has chaired and been a member of several expert groups related to industry, government and the Reserve Bank of India (RBI).

Deepak obtained a Bachelor's degree in Technology from IIT Bombay and a Master's degree in Business Administration from the American University, Washington DC.

Companies (other than Infosys) in which Deepak M. Satwalekar holds directorship and committee memberships

Directorships	Chairperson of Board committees
HDFC Limited	Entertainment Network (India) Limited *Compensation committee*
Franklin Templeton Asset Management (India) Private Limited	Piramal Healthcare Limited *Investors grievance committee*
Asian Paints Limited	**Member of Board committees**
Piramal Healthcare Limited	HDFC Limited *Investors grievance committee*
Entertainment Network (India) Limited	Asian Paints Limited *Remuneration committee*
Germinait Solutions Private Limited	
Tata Power Company Limited	

Shareholding in the Company

Deepak M. Satwalekar holds 56,000 equity shares of the Company.



Dr. Omkar Goswami

Profile and expertise in specific functional areas

Dr. Omkar Goswami is the Founder and Chairman of Corporate and Economic Research Group (CERG) Advisory Private Limited.

A professional economist, Dr. Goswami did his Masters in Economics from the Delhi School of Economics in 1978 and D. Phil (Ph.D) from Oxford in 1982. He taught and researched economics for 18 years at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi.

In March 1997, he moved away from formal academics to become the editor of Business India, one of the country's prestigious business magazines. From August 1998 up to March 2004, Dr. Goswami served as the Chief Economist of the Confederation of Indian Industry (CII) – India's premier apex industry organization.

Dr. Goswami has served on several government committees. He was the Chairman of the Committee on Industrial Sickness and Corporate Restructuring in 1993, which recommended revamping India's bankruptcy laws and procedures; member of the Working Group on the Companies Act; the CII Committee on Corporate Governance; the Rakesh Mohan Committee on Railway Infrastructure Reform; the Vijay Kelkar Committee on Direct Tax Reforms; the Naresh Chandra Committee on Auditor-Company Relationship and the N. R. Narayana Murthy SEBI Committee on Corporate Governance Reforms.

Dr. Goswami has been a consultant to the World Bank, the IMF, the Asian Development Bank and the OECD.

Other than his regular columns for newspapers and magazines, Dr. Goswami has authored three books and over 70 research papers on economic history, industrial economics, public sector, bankruptcy laws and procedures, economic policy, corporate finance, corporate governance, public finance, tax enforcement and legal reforms.

Companies (other than Infosys) in which Dr. Omkar Goswami holds directorship and committee memberships

Directorships	Chairperson of Board committees
CERG Advisory Private Limited Dr. Reddy's Laboratories Limited IDFC Limited Crompton Greaves Limited DSP Blackrock Fund Managers Limited Ambuja Cements Limited Cairn India Limited Godrej Consumer Products Limited Max New York Life Insurance Company Limited	Dr. Reddy's Laboratories Limited *Audit committee* IDFC Limited *Compensation committee* Crompton Greaves Limited *Risk Management committee* Cairn India Limited *Investor grievance committee*
	Member of Board committees
	Dr. Reddy's Laboratories Limited *Governance committee* IDFC Limited *Audit committee* *Investors grievance committee* Crompton Greaves Limited *Audit committee* Ambuja Cements Limited *Compliance committee* Cairn India Limited *Audit committee* *Remuneration committee* Godrej Consumer Products Limited *Audit committee* *HR committee* *Compensation committee* *Nominations committee*

Shareholding in the Company

Dr. Omkar Goswami holds 12,300 equity shares of the Company.



Rama Bijapurkar

Profile and expertise in specific functional areas

Rama Bijapurkar is a recognized thought leader on market strategy and consumer issues in India. She has her own independent market strategy consulting practice and works with several global and domestic companies and non-profit institutions, guiding the development of their business-market strategy.

An alumna of the Indian Institute of Management, Ahmedabad, Rama is also a visiting professor at her alma mater and serves on its Board of Governors.

Rama's past work experience includes McKinsey & Co., MARG (Marketing & Research Group), MODE Services, and full time consulting with Hindustan Lever Limited.

Companies (other than Infosys) in which Rama Bijapurkar holds directorship and committee memberships

Directorships	Chairperson of Board committees
Godrej Consumer Products Limited CRISIL Limited CRISIL Risk & Infrastructure Solutions Limited Axis Bank Limited Mahindra Holidays & Resorts India Limited Mahindra & Mahindra Financial Services Limited ICICI Prudential Life Insurance Company Limited Bharat Petroleum Corporation Limited Janalakshmi Financial Services Private Limited Ambit Holdings Private Limited	ICICI Prudential Life Insurance Company Limited *Board nominations and compensation committee* Godrej Consumer Products Limited *Nominations committee* *Human resources committee* Mahindra Holidays & Resorts India Limited *Remuneration committee*
	Member of Board committees
	Godrej Consumer Products Limited *Compensation committee* CRISIL Limited *Compensation committee* Axis Bank Limited *Remuneration & nominations committee* Mahindra Holidays & Resorts India Limited *Audit committee* Mahindra & Mahindra Financial Services Limited *Audit committee* *Risk management committee* Ambit Holdings Private Limited *Compensation committee*

Shareholding in the Company

Rama Bijapurkar holds 20,000 equity shares of the Company.



David L. Boyles

Profile and expertise in specific functional areas

David L. Boyles built a successful career in senior leadership positions at large multinational corporations including American Express, Bank of America and ANZ Banking Group. He retired from ANZ and full-time corporate life in December 2003.

He currently operates a boutique consulting practice focused on IT strategy, business alignment, governance and change management. David is also an Adjunct Professor in the School of Computing & Information Systems of the University of Tasmania. He is the principal author of the book *Maximising the Business Value of your Technology Investment* (Copyright © Infosys and Microsoft, 2005).

His most recent full-time corporate position was Chief Operations Officer at ANZ Banking Group where he was responsible for Technology, Payments, Property, Strategic Sourcing and other shared services. David joined ANZ in 1998 as Chief Information Officer.

Prior to ANZ, David was Senior Vice President, eCommerce, at American Express. In this role, he was responsible for state-of-the-art online services and emerging technologies. David's early roles with AMEXCO included Senior Vice President, Global Systems and Operations, Travellers Cheque Group. Other leadership positions include Downey Financial (Executive Vice President and Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets).

David earned an MBA from Washington State University and an MA and BA (summa cum laude) in Psychology from UNC, Greeley.

Companies (other than Infosys) in which David L. Boyles holds directorship and committee memberships

Directorships	Chairperson of Board committees
Syscendant (trading name of CXO Technology Advisory Pty. Ltd.)	None
	Member of Board committees
	None

Shareholding in the Company

David L. Boyles holds 2,000 American Depository Shares of the Company.



Prof. Jeffrey S. Lehman

Profile and expertise in specific functional areas

Prof. Jeffrey Sean Lehman, Chancellor and Founding Dean of the Peking University School of Transnational Law, is also Professor of Law and Former President at Cornell University and a Senior Scholar at the Woodrow Wilson International Center for Scholars.

Prof. Lehman earned an A.B. in mathematics from Cornell University, and M.P.P. and J.D. degrees from the University of Michigan. He served as law clerk to Chief Judge Frank M. Coffin of the U.S. Court of Appeals for the First Circuit and to Associate Justice John Paul Stevens of the U.S. Supreme Court before practicing tax law in Washington, D.C., with the law firm of Caplin & Drysdale.

Prof. Lehman taught tax law and public policy at the University of Michigan before becoming dean of the law school at the age of 37. Under his stewardship, the school launched successful initiatives in legal writing, public service, clinical education and transnational law. He also served as a public spokesperson in defense of the law school's moderate approach to affirmative action in admissions, an approach that was vindicated by the Supreme Court's decision in Grutter V. Bollinger. In recognition of his work on the Grutter case, the National Association for the Advancement of Colored People (NAACP) Legal Defense and Educational Fund, Inc., honored Prof. Lehman with its National Equal Justice Award. During his last two years as dean, Prof. Lehman also served as President of the American Law Deans Association.

During his tenure as the eleventh president of Cornell University, Prof. Lehman drew the university community together to expand its role as a transnational institution and to marshal its resources in response to some of the most significant practical challenges facing humanity in the twenty-first century : life in the age of the genome, wisdom in the age of digital information, and sustainability in the age of development. Under his leadership, the university set new records for fundraising success and for applicant volume. Prof. Lehman also led Cornell to forge new ties with top universities in China, as well as to establish new links in France, India and Singapore.

Prof. Lehman is Chair of the Board of Internet2. He was awarded an honorary doctorate degree by Peking University in recognition of his service as a bridge between scholars in the United States and China; he is also an honorary professor at China Agricultural University and at Xiamen University.

Companies (other than Infosys) in which Prof. Jeffrey Lehman holds directorship and committee memberships

Directorships	Chairperson of Board committees
None	None
	Member of Board committees
	None

Shareholding in the Company

Prof. Jeffrey S. Lehman does not hold any equity shares of the Company.



K. V. Kamath

Profile and expertise in specific functional areas

Kundapur Vaman Kamath is the non-executive Chairman of the Board of Directors of ICICI Bank Limited, India's second largest bank. K. V. Kamath has a degree in mechanical engineering and an MBA from the Indian Institute of Management, Ahmedabad. He started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to the Asian Development Bank and spent several years in South East Asia before returning to ICICI as its Managing Director and CEO in 1996. Under his leadership, the ICICI Group transformed itself into a diversified, technology-driven financial services group that has leadership positions across banking, insurance and asset management in India, and a global presence. He retired as Managing Director and CEO in April 2009, and took up his present position. Kamath was awarded the Padma Bhushan, one of India's highest civilian honors, in 2008. He was given the Lifetime Achievement Award at the NDTV Profit Business Leadership Awards 2008; was named 'Businessman of the Year' by *Forbes Asia* and *The Economic Times* 'Business Leader of the Year' in 2007; *Business Standards*' 'Banker of the Year' and CNBC-TV18s' 'Outstanding Business Leader of the Year' in 2006; *Business Indias*' 'Businessman of the Year' in 2005; and CNBCs' 'Asian Business Leader of the Year' in 2001. He has been conferred an honorary Ph.D. by the Banaras Hindu University. K. V. Kamath was the president of the Confederation of Indian Industry for the year 2008-09.

Companies (other than Infosys) in which K. V. Kamath holds directorship and committee memberships

Directorships	Chairperson of Board committees
ICICI Bank Limited.	ICICI Bank Limited *Risk committee*
	Member of Board committees
	ICICI Bank Limited *Board governance and Remuneration committee*
	Institute of International Finance Inc. *Audit committee*

Shareholding in the Company

K. V. Kamath does not hold any equity shares of the Company.

Attendance record of the directors seeking re-appointment or recommended for appointment

Directors	Number of meetings held	Number of meetings attended
Deepak M. Satwalekar	6	4
Dr. Omkar Goswami	6	5
Rama Bijapurkar	6	5
David L. Boyles	6	5
Prof. Jeffrey S. Lehman	6	4

Disclosure in terms of Clause 49(IV)(G)(ia) of the Listing Agreement

There are no inter-se relationships between the Board members.

INFOSYS TECHNOLOGIES LIMITED

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

ADDITIONAL INFORMATION AND PRACTICE NOT REQUIRED UNDER THE COMPANIES ACT, 1956

Infosys' Board acknowledges the fact that not all shareholders attend the AGM and even though a proposal may have received the assent of the requisite majority of shareholders present at the AGM, the overall shareholder response to any proposal is not captured or known.

Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice. To this end, during the previous six AGMs, the Company had made available a non-mandatory ballot through the postal system / internet as a channel for all shareholders to informally express their views on the resolutions tabled before the shareholders in the AGM. The non-mandatory ballot has helped the Company assess the general view of the absentee shareholders on the resolutions set out in the Notice.

The non-mandatory ballot through the Internet is not in substitution of or in addition to your right as a shareholder to vote at the AGM.

The non-mandatory ballot through the Internet will not have the force of a legally binding vote and will not be construed as a vote at the AGM. The result of the non-mandatory ballot through the Internet will not impact the votes cast at the AGM. For your vote to be valid, ensure that you are present in person or send the nominated proxy in person to attend the AGM.

Please note that regardless of you participating in the non-mandatory ballot through the Internet, you as a shareholder are entitled to attend and vote at the AGM and to appoint a proxy to attend the AGM.

The Company has appointed Parameshwar Hegde, Practicing Company Secretary, who in the opinion of the Board is a duly qualified person, as the Scrutinizer for the non-mandatory ballot through the Internet. The Scrutinizer will collate all non-mandatory ballots and the results of the same will be disclosed at the AGM proceedings.

INSTRUCTIONS FOR PARTICIPATING IN THE NON-MANDATORY BALLOT THROUGH THE INTERNET

To access the non-mandatory ballot portal, please use the following URL :

From Infosys website : http://www.infosys.com/investor/agm2009.asp

From Karvy website : http://karisma.karvy.com/infosys

HOW TO VOTE

1. Shareholders will have to choose between the three modes of holding, i.e. holding shares in physical form, holding shares in a demat account with a depository participant connected to National Securities Depository Limited (NSDL) or holding shares in a demat account with a depository participant connected to Central Depository Services (India) Limited (CDSL).
2. Investors having a demat account with a depository participant connected to NSDL : Enter the depository participant identification number (DP ID) and client identification number (Client ID).
   Example : DP ID – IN302902 and Client ID – 11111111
3. Investors having a demat account with a depository participant connected to CDSL : Enter the 16 digit demat account number.
   Example : Demat Account Number is 1234567832145678
4. Investors holding shares in physical form : Enter the registered folio number.
   Example : Folio – ITL000123
5. If valid entry as per Step 2, Step 3 or Step 4 above is done, you will be able to cast your ballot. Cast your ballot by clicking on the check box corresponding to each resolution and make your selection by choosing "In Favor," "Against" or "Abstain" for each resolution. Alternatively, you can also click the SELECT ALL button and cast your ballot.
6. Click the SAVE / NEXT button to preview your ballot selections. If the ballots are as per your selection, click the SUBMIT button.
7. Investors may cast their non-mandatory ballot only once on a resolution, using a specific demat account. If an investor has multiple demat accounts, he / she will be able to participate in the non-mandatory ballot separately, for each demat account, by using the respective DP ID and Client ID.
8. The portal will be open for participation from 10 a.m. IST on June 10, 2009 to 5 p.m. IST on June 18, 2009.